Mail Stop 3561

July 18, 2006

Bobby Page, Chief Financial Officer
United Fuel & Energy Corporation
405 N. Marienfeld, Suite 300
Midland, TX 79701

> **Re:** **United Fuel & Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed June 23, 2006**
> **File No. 333-135325**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 0-32473**

Dear Mr. Page:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. General Instruction I.A.3(b) of Form S-3 requires that in order for a registrant to be eligible to offer securities on Form S-3, that the registrant has to have filed in a timely manner all reports required to be filed during the twelve calendar months and portion of a month immediately preceding the filing of the registration

statement. It appears your Forms 8-K filed on July 8 and July 27, 2005 were not filed timely. Further, General Instruction I.B.3 of Form S-3 permits registration of secondary offerings only if registrant has securities of the same class being registered listed on a national securities exchange or quoted on the automated quotation system of a national securities exchange. Your securities are listed on the OTC Bulletin Board which is not an automated quotation system of a national securities exchange. See Part H.54 to our Manual of Publicly Available Telephone Interpretations (July 1997). Therefore, it does not appear that you have satisfied the eligibility requirements set forth in the General Instruction of Form S-3. Please advise.

2. We note that you are registering a total of 16,847,127 shares of common stock in this offering and according to your last 10-Q for the quarter ended March 31, 2006 you had a total of 13,656,202 shares of common stock outstanding. Given the nature and size of your offering, please advise us of your basis for determining that your offering is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 46

3. We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports is "[r]ecorded, processed, summarized and reported within the specified time periods." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, in future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 31.1 and 31.2

4. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. For example, you are required to disclose your conclusions about the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, not "within 90 days prior to the filing date of this annual report" as indicated in the certifications filed. In future filings, please revise accordingly. However, please confirm to us that in fact your certifying officers did perform their evaluation regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-

15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342 or David Mittelman, Legal Branch Chief at (202) 551-3241 me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wilhelm Liebermann, Esq.
    Akin Gump Strauss Hauer & Feld LLP
    VIA FAX (210) 224-2035